Via Facsimile and U.S. Mail
Mail Stop 6010

March 23, 2006

Mr. Timothy M. Aitken
Chief Executive Officer and
Chairman of the Board
ALLIED HEALTHCARE INTERNATIONAL INC.
555 Madison Avenue
New York, NY 10022

Re: Allied Healthcare International Inc.
Form 10-K for the Fiscal Year Ended September 30, 2005
Filed November 29, 2005
File No. 001-11570

Dear Mr. Aitken:

        We have completed our review of your Form 10-K and have no further comment
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief